UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

WeWork Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

96209A500

(CUSIP Number)

SB Investment Advisers (UK) Limited

Attn: Amanda Sanchez-Barry

69 Grosvenor St

Mayfair, London W1K 3JP

+44 0207 629 0431

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96209A500	13D	Page 2 of 7 pages

1	Names of Reporting Persons SVF Endurance (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

CUSIP No. 96209A500	13D	Page 3 of 7 pages

1	Names of Reporting Persons SoftBank Vision Fund (AIV M1) L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. 96209A500	13D	Page 4 of 7 pages

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

CUSIP No. 96209A500	13D	Page 5 of 7 pages

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 1, 2021 (as amended to date, the “Schedule 13D”) with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of WeWork Inc., a Delaware corporation (the “Issuer”), following the Effective Date of the Plan (as described below). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Bankruptcy Emergence

As previously disclosed, on November 6, 2023, the Issuer and certain of its direct and indirect subsidiaries (together with the Issuer, the “Debtors”) filed voluntary petitions to commence proceedings under Chapter 11 (the “Chapter 11 Cases”) of Title 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”). On May 30, 2024, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Third Amended Joint Chapter 11 Plan of Reorganization of WeWork Inc. and its Debtor Subsidiaries (the “Plan”). On June 11, 2024 (the “Effective Date”), the Debtors emerged from the Chapter 11 Cases.

On the Effective Date, all of the existing shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Existing Common Stock”), warrants, each exercisable for shares of Existing Common Stock (the “Existing Warrants” and, together with the Existing Common Stock, the “Existing Equity”), including the Existing Equity beneficially owned by the Reporting Persons, issued and outstanding immediately prior to the Effective Date, and any rights of any holder in respect thereof, were deemed cancelled, discharged and of no further force or effect.

CUSIP No. 96209A500	13D	Page 6 of 7 pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the Effective Date, based on 51,927,448 shares of Common Stock outstanding, as provided by the Issuer.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SVF Endurance (Cayman) Limited	0	0%	0	0	0	0
SoftBank Vision Fund (AIV M1) L.P.	0	0%	0	0	0	0
SB Investment Advisers (UK) Limited	0	0%	0	0	0	0

(c) Except as set forth in this Amendment No. 3, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) None.

(e) On the Effective Date, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock.

CUSIP No. 96209A500	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2024

SVF Endurance (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SoftBank Vision Fund (AIV M1) L.P.

By:	SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

SB Investment Advisers (UK) Limited

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel